Filed by BW LPG Limited

Pursuant to Rule 425 Under

The Securities Act of 1933 and

Pursuant to Rule 14a-12 Under

The Securities Exchange Act of 1934

Subject Company: Dorian LPG Ltd.

Commission File Number: 001-36437

On September 21, 2018, BW LPG Limited (“BW LPG”) updated its investor webpage (the “Investor Webpage”) regarding its proposed combination with Dorian LPG Ltd. (“Dorian”), available at http://www.bwlpg.com/Investor-Centre/BWLPG_DorianLPG_ProposedCombination. A screen capture of the Investor Webpage as of September 21, 2018 is included below along with the full texts of the articles and shareholder responses that are hyperlinked to on the Investor Webpage and that have not been previously filed by BW LPG pursuant to Rule 425 under the Securities Act of 1933 and/or Rule 14a-12 under the Securities Exchange Act of 1934.

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BW LPG and Dorian LPG Proposed Combination

DateFind latest information on BW LPG and Dorian LPG Proposed Combination here

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Date	**Shareholders Responses** Dorian investors voice their thoughts on the proposal
7, Sep 2018	Oppenheimer + Close
13, Jul 2018	SEACOR Charles Fabrikant
8, Jun 2018	Oppenheimer + Close
4, Jun 2018	Robotti & Co

Date	**Press Release** BW LPG Official Press Releases
16, Jul 2018	BW LPG To Nominate Slate of Directors Candidates
09, Jul 2018	BW LPG Increases All-Stock Proposal for Combination with Dorian in Transaction Valued at $1.1Billion
26, Jun 2018	BW LPG Sends Letter to Dorian Board of Directors
29, May 2018	BW LPG Proposes to Combine with Dorian In All-Stock Transaction Valued at USD $1.1 Billion

Date	**Media Publication** Find selected media coverage of BW LPG and Dorian Proposed Combination in the news below, subscription required to access articles from publication.
9, Sep 2018	Oppenheimer returns to VLGC takeover saga
3, Sep 2018	BW LPG's courtship of Dorian at standstill
31, Aug, 2018	Martin Ackermann says LPG dual-fuel option is 'IMO forever'
30, Aug, 2018	Ackermann's eyes still fixed on building 'LPG powerhouse'
16, Jul, 2018	Dorian founding shareholder Seacor backs BW merger offer
9, Jul, 2018	BW LPG raises offer for Dorian LPG
26, Jun 2018	Norwegian investor adds voice to VLGC takeover drama
26, Jun 2018	BW LPG sends open letter to Dorian to revive merger offer
18, Jun 2018	BW LPG calls on Dorian to listen to shareholders after rejected bid
15, Jun 2018	Dorian rejects BW LPG's merger proposal, citing undervaluation
14, Jul 2018	Founding Dorian shareholder Seacor backs BW LPG merger
14, Jun 2018	LPG Dorian investor sees 'overdue' consolidation
12, Jun 2018	Tonic for trader orders or green giant?
8, Jun 2018	Another Dorian holder goes for BW offer
5, Jun 2018	Dorian shareholder supports BW LPG offer
29, May 2018	BW LPG makes $1.1bn all-share bid to acquire Dorian LPG
29, May 2018	BW and Dorian tie-up is litmus test for consolidation

Relevant SEC filings available on SEC website
Click here

Shareholder Responses: Oppenheimer + Close

September 7, 2018

Mr. John Hadjipateras

Chairman, President and Chief Executive Officer

Mr. John Lycouris

Director and Chief Executive Officer Dorian LPG (USA)

Mr. Thomas J. Coleman, Director

Ms. Christina Tan, Director

Mr. Øivind Lorentzen, Director

Mr. Ted Kalborg, Director

Mr. Malcolm McAvity, Director

Dorian LPG Ltd.

27 Signal Road

Stamford, Connecticut 06902

Dear Mr. Hadjipateras and Members of the Board of Directors,

Our Partnerships and clients own approximately 1.2 million shares of Dorian common stock and have been shareholders since the company’s initial public offering. It has been over three months since BW LPG’s initial merger offer and two months since BW LPG increased their offer, followed by their nomination of three candidates to the board of directors. It has also been three months since we wrote you to encourage the company to allow shareholders to control their destiny. In response, Dorian issued a press release stating that the board of directors was reviewing BW’s offer in consultation with your legal and financial advisors.

Reviewing the operating results of VLGC operators for the 2nd calendar quarter revealed a very challenging operating environment during the period. We are mindful of the looming capital expense that will likely be necessary to meet the IMO’s Sox emissions regulations in 2020 and the additional indebtedness that may be necessary to fund the program. The current new-building pipeline could well keep pressure on rates and make financing more expensive as debt service coverage weakens. Those with the most efficient operations will have a clear advantage and we believe that fleet consolidation is a clear path to that end.

We were extremely disheartened to read the reprint of an interview from TradeWinds with BW’s CEO Martin Ackermann in the Form 425, in which he stated, “…the company has yet to hear back from Dorian eight weeks after submitting an improved bid for the company.” We would have thought that any serious review of the offer, in consultation with your advisors, would have included good-faith discussions with BW. We strongly believe that any further delay in constructive engagement with BW LPG is neither in the best interests of the company nor its shareholders.

Last year Dorian LPG filed its proxy at the end of July. We are now nearing mid-September and feel that company has had more than ample time to evaluate BW’s offer and their board nominations. Moreover, the timely annual filing of the company’s proxy is a responsibility that both the management and board must take seriously if corporate governance is to prevail at Dorian LPG. We again encourage you to let all shareholders have their say.

Sincerely,

Carl K. Oppenheimer

Shareholder Responses: SEACOR Charles Fabrikant

July 13, 2018

To The Dorian Board of Directors

A recent Dorian communication mentioned that to date no large shareholder had expressed a view on BW LPG's proposal for a combination. I feel it appropriate to speak up.

Prior to distributing to our shareholders half our Dorian LPG position last December SEACOR was your largest stakeholder. Some SEACOR shareholders continue to own Dorian shares and SEACOR itself is still one of the five largest holders, owning slightly less than 10 percent. SEACOR was also one of two original founders of Dorian.

Our support for a combination of Dorian and BW harks back to one of the reasons we decided to invest in the gas sector, our belief that niche markets can be consolidated and that consolidation benefits the participants. History provides some perspective.

Shortly after SEACOR and the Hadjipateras group signed construction contracts, we supported the Dorian acquisition of a series of vessels contracted by another investor because we believed that consolidation would be beneficial. Our hope was that the combination would be a first step in addressing a potential supply problem arising from too many investor groups ordering too many VLGC's.

The ordering binge left the VLGC sector with a hangover. Margins have shriveled. Sustained charter rates which would be adequate to provide a minimally acceptable return on invested equity are a dim memory. They still appear to be beyond the horizon despite a glimmer of improvement in the last few days.

The question at hand is whether a combination of the two leaders in the VLGC industry will improve results for their owners. To paraphrase an adage, "markets help those who help themselves."

The VLGC ordering spree is reminiscent of those afflicting the U.S. inland river barge sector and global offshore support vessel sector in the early 1980s. I saw both sectors struggle until consolidation got underway. My observation from 28 years in the offshore business and almost 40 in the inland river business, both niche markets, is that consolidation was invariably beneficial for the entities that participated, and eventually the entire sector. The dynamics in both of these niche markets reacted most favorably after the two industry leaders combined.

Combinations result in reduced overhead and typically also deliver some savings in operational expenses. A larger inventory of assets also affords management more marketing flexibility in both good and bad markets. Like Tidewater and Zapata both Dorian and BW have "mass," but combined their asset base and market position would be more significant.

Shareholder Responses: Oppenheimer + Close

June 8, 2018

Mr. John Hadjipateras

Chairman, President and Chief Executive Officer Dorian LPG Ltd.

27 Signal Road

Stamford, Connecticut 06902

Dear Mr. Hadjipateras,

Our partnerships and clients own approximately 1,300,000 shares of Dorian common stock; we have been shareholders since the company went public. It is our firm belief that shareholders are competent to evaluate the BW offer and hope that you and your Board will recognize that ultimately the shareholders should control their destiny.

We have studied niche asset markets for the last 30 years and have been struck by the benefits to owners that accrue from consolidation. In our experience whenever a commodity transportation market has a clear leader with significant capacity, there have been benefits in fleet optimization. Of course any consolidation also comes with some cost savings, which, no matter how small relative to capital, is a plus given the parlous state of the market.

Although we understand the net asset value (NAV) concept that is typical for comparing companies in the shipping business, we do believe that comparative cash flow and comparative leverage are also important considerations. Given the state of today’s VLGC market, which is only marginally better than variable operating costs, we think a stronger balance sheet would be a benefit. We are confident that the market will improve, but none of us knows when, and as a shareholder we favor stronger balance sheets and less leverage in businesses that have to cope with volatility in earnings and uncertainty in markets. A stronger company would also be in a position to continue pursuit of consolidation should there be opportunities in some of the smaller operator , who may be likeminded. Finally, we believe that all shareholders would benefit from liquidity that should come with a larger capitalization and broader shareholder base.

Sincerely,

Carl K. Oppenheimer

Shareholder Responses: Robotti & Co

June 4th, 2018

Board of Directors Dorian LPG Ltd.
27 Signal Road
Stamford, CT 06902
Attn: John C Hadjipateras, Chairman Dear Members of the Board of Directors:

I am writing on behalf of a private investment fund managed by Robotti & Company Advisors (“Robotti”, “we”, or “us”). As you know our firm has been a strong advocate for Dorian LPG (“LPG” or “Dorian”) since inception and we remain a shareholder.

“We think consolidation, when it makes sense for the companies and their respective balance sheets and their philosophy and their fleet compatibility, et cetera, is a good thing for the market”. – John C. Hajipateras Dorian LPG Q2 2017 Earnings Call

We have reviewed the proposed all-share merger of Dorian and BW LPG Limited (“BW” or “BWLPG”) that was issued on May 29, 2018, and it appears to us the deal is in the best interest of all Dorian shareholders. We, at Robotti, see a transaction that would create significant commercial and financial synergies and unlock a significant value creation opportunity for stakeholders in Dorian.

•	Commercial benefits from a larger fleet size, geographical presence, improved laden-ballast opportunities, and client relationships would generate better charter rates and returns for shareholders.
•	Financial benefits from procurement, G&A expense, and lower cost of capital over time enhance value to all stakeholders.
•	A strong financially invested partner via the parent company BW Group provides flexibility should the current market weakness extend for multiple years.
•	Dorian has repeatedly expressed its desire to be a through-the-cycle LPG shipping company with a mix of contract of affreightment, time charter equivalent, and spot contracts with significant long term contract coverage. This investment philosophy parallels completely with BW who are a market leader when it comes to contract coverage.
•	The NAV stock-for-stock transaction allows for Dorian shareholders to participate in all the upside when the market strengthens.

To reiterate, we see this merger as an excellent opportunity to create the dominant VLGC shipping company in the world. We would welcome the opportunity to discuss this transaction in which we are full equity participants.

Sincerely,

Bob Robotti Robotti & Co

Cc:	John Lycouris Tim Hansen Thomas J. Coleman Ted Kalborg Malcolm McAvity Oivind Lorentzen Christina Tan

 Media Publication: Oppenheimer returns to VLGC takeover sage

TradeWinds

Oppenheimer returns to VLGC takeover saga

By Andy Pierce and Joe Brady

9 September 2018

Dorian LPG investor says shareholders should have a say on BW LPG offer and urges New York-listed owner to negotiate.

Oppenheimer + Close has urged Dorian LPG to let shareholders have a say on a merger proposal from rival BW LPG, providing a new chapter in a major takeover saga in the VLGC arena.

In a letter signed by Carl K Oppenheimer, the holder of 1.2 million Dorian shares also encouraged the company to negotiate with Oslo-listed BW LPG.

The investor, which has held a stake in Dorian since its 2014 IPO, first voiced its views on the possible transaction in June when it said shareholders should be allowed to control their destiny.

Dorian rejected an initial offer, only for BW LPG to return with an improved bid and propose new directors for the target’s board.

John Hadjipateras-led Dorian announced in mid-July it would review the proposals with its financial and legal advisors.

In an interview with TradeWinds in late August Martin Ackermann, chief executive of Oslo-listed BW LPG, said the company had yet to hear back from Dorian eight weeks after submitting an improved bid.

Today Ackermann confirmed BW LPG was still to receive a formal response to its proposals.

In its latest letter Oppenheimer said it believed it was in the best interests of Dorian and its shareholders to engage constructively with BW LPG.

“We are now nearing mid-September and feel that the company has had more than ample time to evaluate BW’s offer and their board nominations,” Oppenheimer said.

It added: “We again encourage you to let all shareholders have their say.”

Efficiency advantages

Oppenheimer said a review of the second quarter operating results showed the VLGC market continued to be very challenging and was mindful of new sulphur emissions laws which may require additional debt to fund capital expenditure requirements.

Both Dorian and BW LPG are looking to use LPG fuel on a number of its ships to meet the sulphur cap.

“Those with the most efficient operations will have a clear advantage and we believe that fleet consolidation is a clear path to that end,” Oppenheimer said.

The investor, which owns around 2.2% of Dorian, also questioned why the VLGC owner had yet to file its proxy, which was made available in July last year.

Feedback welcome

A spokesperson for Dorian told TradeWinds the company appreciated the feedback of all of its shareholders.

In June Dorian chief Hadjipateras revealed the company had offered to meet with its suitor to discuss an acquisition of BW LPG's eco-ships, to no avail.

Dorian’s board contains holders of around 25% of its shares. BW LPG holds over 14% of Dorian, while Charles Fabrikant’s Seacor, which owns 9.4% of Dorian, voiced support for a merger in July.

Media Publication: Martin Ackermann says LPG dual-fuel option is 'IMO forever'

TradeWinds

Martin Ackermann says LPG dual-fuel option is 'IMO forever'

By Andy Pierce

31 August 2018

 BW LPG chief executive explains logic behind shipowner's retrofitting project.

BW LPG’s plan to install LPG-propelled, dual-fuel engines on four of its vessels goes way beyond the standards required by new 2020 emissions, its chief executive says.

Oslo-listed BW LPG yesterday became the first owner in the sector to confirm concrete plans to convert ships to LPG fuel, with Martin Ackermann guiding capital commitments of between $6m and $9m per vessel.

The four VLGCs are among 19 in the owner’s fleet that are suitable for retrofits, which will only take place on ships built after 2014, according to Arctic Securities.

“We have looked at this for years and we are super excited about the prospect of LPG as a fuel,” Ackermann told TradeWinds.

“Not only is it clean, it basically parks the IMO 2020 completely as it deals with the sulphur issue once and for all. It is not just IMO 2020, it is IMO forever when it comes to sulphur.”

Ackermann notes BW Group has previous experience with dual-fuel engines, with LNG and LPG considered "equally efficient and equally clean".

“For LNG carriers it makes a lot of sense to use LNG and for LPG carriers it makes a lot of sense to use LPG,” he said.

“We have to take our own medicine first to demonstrate to the world LPG is a viable and economically and environmentally sane fuel solution. And, of course, as we run LPG carriers we should be the first to demonstrate that."

Reducing particulates

Ackermann says the LPG solution will reduce sulphur the other greenhouse gasses while stripping out the particulate matter, which is a big issue in populated areas.

“It’s environmentally very sound and the engine is 11% more efficient than a normal engine,” Ackermann said.

“We are doing it on our first ships when they hit the first special survey. It means you have 20-years to recoup that investment.”

With regards scrubber technology, Ackermann says there has been a lot of hesitation and many shipowners view them as a potential opportunistic play, or even feel pressured to go ahead rather than really believing in the technology.

“That was not the initial intention for 2020 when the IMO set out to clean up the industry by moving to cleaner fuel," he said.

Media Publication: Dorian founding shareholder Seacor backs BW merger offer

Lloyd’s List

Dorian founding shareholder Seacor backs BW merger offer

By Cichen Shen

16 July 2018

Seacor chairman and chief executive Charles Fabrikant says Dorian’s board should move on from the debate about NAV to the potential value of a combined entity that can be created for its owners in the future

Move has come within days after BW LPG improved its acquisition offer

CHARLES Fabrikant, a founding shareholder in New York-listed Dorian LPG, has voiced his support for the merger proposal from Oslo-listed BW LPG, within days of the offeror sweetening the deal.

He said in an open letter on Friday that it was appropriate to speak up after Dorian recently said that no large shareholder had expressed a view on BW’s acquisition offer.

Mr. Fabrikant is the executive chairman and chief executive of Seacor Holdings, which owns about 9.4% of Dorian, being one of its five largest shareholders.

Seacor co-invested in newbuildings with Dorian back in 2013.

“Our support for a combination of Dorian and BW harks back to one of the reasons we decided to invest in the gas sector: our belief that niche markets can be consolidated and that consolidation benefits the participants,” Mr. Fabrikant said.

He noted that freight markets of very large gas carriers remained sluggish following the previous ordering binge in the sector, despite the glimmer of a rebound in recent days.

“The question at hand is whether a combination of the two leaders in the VLGC industry will improve results for their owners.”

A merger of BW and Dorian will create the world’s largest VLGC fleet, accounting for 25% of all of ships of such type in operation, based on Lloyd’s List estimates.

Mr. Fabrikant then compared the VLGC predicament with that seen in US inland barge and offshore support vessel sectors back in the 1980s. “I saw both [niche markets] struggle until consolidation got under way.”

He argued that consolidation could lead to a reduction in overhead costs and typically savings in operational expenses. Also, a larger asset inventory could give management more marketing flexibility during good and bad times.

“Like Tidewater and Zapata, both Dorian and BW have ‘mass’, but combined their asset base and market position would be more significant.”

Moreover, a more thoughtful approach rather than debating about net asset value should be taken between Dorian’s board and BW, because net asset value was only notional assets value without fluid market activities, such as bids, offers and transaction, according to Mr. Fabrikant.

“[Dorian’s board] has achieved an improvement in the exchange ratio proposed by BW LPG. It should now think more expansively,” he said.

On July 9, BW LPG made an improved offer — 2.12 BW LPG shares for each Dorian share — after the previous one in May — 2.05 BW LPG shares — was unanimously rejected by the latter’s board.

The board, whose members are beneficial owners of more than 25% of Dorian’s equity interest, has yet to respond to the new bid.

“Looking to the future, assuming good operational stewardship in a combined entity, I believe the value for a Dorian shareholder’s stake will be enhanced if the two businesses were to combine,” Mr. Fabrikant said.

“I recognise that value is not about the first trade after merger agreement, but rather prospects for the future.”

He also disagreed with the earlier suggestion of Dorian, which has a relatively young fleet, to exclude BW’s older vessels from the combination, contending that diversity in the age of a fleet should not be viewed as a liability.

“Older vessels are often suited to some jobs such as storage, short voyages, or trades that involve extended times in port.

“Both Dorian and BW are run by talented people who are experienced investors,” Mr. Fabrikant added.

“A transaction resulting in a combination with an open-minded, independent board, resolved to retain the best of the best, would deliver a better outcome for owners than Dorian going its own way.”

In addition to Seacor, Oppenheimer + Close and Robotti & C, two long-term institutional shareholders in Dorian LPG have publicly urged the Dorian board to back the merger and ultimately allow a shareholders’ vote on the proposal.

Media Publication: Founding Dorian shareholder Seacor backs BW LPG merger

TradeWinds

Founding Dorian shareholder Seacor backs BW LPG merger

By Andy Pierce

14 July 2018

Charles Fabrikant, a founding shareholder in Dorian LPG, has broken his silence on the company’s ongoing takeover battle with BW LPG and voiced his support for combining the two firms.

Fabrikant’s Seacor co-invested in new buildings with Dorian back in 2013 and remained a major shareholder following its listings on the Oslo over the counter market and the New York Stock Exchange.

Seacor, which owns 9.4% of Dorian LPG today, is the largest investor to speak in favour of combining the world’s two largest VLGC owners and its move comes within days of BW LPG upping its offer.

Dorian’s board, which has previously rejected BW LPG’s advances, contains Oivind Lorentzen, who was chief executive of Seacor when it first co-invested with Dorian but who left the post in 2015.

Consolidation always in Seacor's plan

In an open letter released after the close of US trading on Friday, Seacor chairman Fabrikant said he felt it appropriate to speak up after Dorian stated no large shareholder had expressed support for BW LPG’s proposal.

“Our support for a combination of Dorian and BW harks back to one of the reasons we decided to invest in the gas sector, our belief that niche markets can be consolidated and that consolidation befits the participants,” Fabrikant wrote.

He notes that soon after its investment with Dorian, Seacor supported its purchase of a series of VLGCs from another company.

While not named, the other party was Scorpio Tankers, which co-incidentally later sold a slice of its Dorian shares to BW Group, allowing Andreas Sohmen-Pao to buy into the takeover target.

“Our hope was that the combination would be the first step in addressing the potential supply problem arising from too many investor groups ordering too many VLGC,” Fabrikant’s letter continued.

He said the question at hand was whether the combination of the two leading players in the market would improve results for their owners. “To paraphrase an adage, ‘markets help those who help themselves',” the Seacor chairman continued.

Drawing on experience

Fabrikant drew parallels between the VLGC order spree of a few years ago and those seen in the US inland barge and offshore support vessel sectors back in the 1980s.

“I saw both sectors struggle until consolidation got underway,” he said, noting that the participants and ultimately the wider sectors benefited from the merger and acquisition activity which took place.

“The dynamics in both of these niche markets reacted most favourably after two of the industry leaders combined,” he said.

“Combinations result in reduced overheads and typically also deliver some savings in operational expenses.

"A larger inventory of assets also affords management more marketing flexibility in both good and bad markets.

“Like Tidewater and Zapata both Dorian and BW have 'mass,' but combined their asset base and marker position would be more significant,” Fabrikant argued.

He said Dorian’s board had done part of its job in securing a higher offer. But he added net asset value was a theoretical value and the pertinent issue for Dorian shareholders was whether a combination would result in sufficiently better value realization.

Having secured the higher bid, Fabrikant called for Dorian’s directors to think more expansively.

“Looking to the future, assuming good operational stewardship in a combined entity, I believe the value for a Dorian shareholder’s stake will be enhanced if the two businesses were to combine," he said.

The letter also dismissed Dorian's counter to buy BW LPG's eco ships as “unwise” and said diversity in the age of a fleet was not a liability.

“Older vessels are often suited to some jobs such as storage, short voyages, or trades that involve extended times in port,” he said.

“Both Dorian and BW are run by talented people who are experienced investors.

"A transaction resulting in a combination with an open-minded, independent board, resolved to retain the best of the best, would deliver a better outcome for owners than Dorian going its own way,” Fabrikant said.

A spokesperson for Dorian said: “We appreciate input from all our shareholders, but until our board responds to BW’s latest proposal we cannot say more.”

Seacor has joined Metropolitan Capital Advisors, Oppenheimer + Close and Robotti & Co and Sissener in expressing a positive public opinion on the merger.

Dorian’s board, whose members are beneficial owners of more than 25% of its stock, unanimously rejected the first BW offer but have yet to respond to its increased bid.

 Media Publication: BW LPG raises offer for Dorian LPG

Lloyd’s List

BW LPG raises offer for Dorian LPG

By Inderpreet Walia

9 July 2018

Backed by BW Group, BW LPG has once again made an offer for Dorian LPG with an improved bid valued at 2.12 Dorian shares for each of its own, up from 2.05 shares offered previously

It is time to act now, says BW chief executive Martin Ackermann

BW LPG has made an improved offer for Dorian LPG after its previous offer was unanimously rejected by the Dorian board.

BW is offering Dorian shareholders 2.12 BW LPG shares for each Dorian share, up from 2.05 BW LPG shares, in an initial offer made on May 29.

“We believe that BWLPG is closing in on a fair price, but estimate that 2.3 BW LPG shares per Dorian share would be required in order to align post-transaction ownership with contribution to NAV [net asset value],” Arctic Securities said in a note.

“Based on the revised offer, Dorian shareholders would end up with a 46% stake in the combined company, while on our estimates, Dorian’s contribution to the combined NAV would be 47%.”

Oslo-listed BW LPG said the offer represented a value of $8.67 per Dorian share. Dorian's stock closed at $7.98 in New York on July 6.

The total equity value of the new transaction is about $479m, with a total enterprise value of about $1.1 bn, including the assumption of net debt.

BW LPG, whose parent BW Group owns 14.2% of Dorian, also announced its intention to nominate independent candidates for election to Dorian’s board.

While the Dorian board rejected BW LPG's initial offer for undervaluation, BW LPG said in a statement that it “had conversations with many shareholders of both companies, and [that] the sentiment to BW LPG’s merger proposal has been overwhelmingly positive with many shareholders expressing surprise at Dorian’s refusal to engage”.

“Dorian and its shareholders would benefit from significant synergies, increased market capitalisation, and a stronger credit profile,” BW said. “In addition, the increased scale of the combined company would translate into additional earnings and cash flow accretion for Dorian shareholders.”

In the statement outlining its improved offer, BW LPG chief executive Martin Ackermann said the “time to act is now”.

“By increasing our offer at this time, we are reaffirming BW LPG’s belief that this transaction will deliver significant value to both companies’ stakeholders and that the time to act is now,” he said. “It is evident from our discussions with Dorian shareholders that there is strong support for the companies to engage immediately regarding our proposed combination and capitalise on this compelling opportunity.”

The merger, if realised, will create a mega fleet that commands 25% of the world’s very large gas carriers and 17%-18% of total liquefied petroleum gas shipping capacity.

The Arctic note said: “In our view, consolidation certainly makes sense for both parties in the current depressed VLGC (very large gas carrier) market.

“We estimate that net Loan-to-Value in BW LPG would decline from 65% to 59% should the revised proposal be successful, and with BW LPG’s unparalleled relationship with banks, a refinancing of existing Dorian facilities would be a likely priority.

“Furthermore, with a total fleet of 70 VLGCs, BW LPG and Dorian would be the undisputed market leader, and the enlarged fleet would allow for better geographical coverage.”

Media Publication: Norwegian investor adds voice to VLGC takeover drama

TradeWinds

Norwegian investor adds voice to VLGC takeover drama

By Andy Pierce

26 June 2018

Sissener understands Dorian's rejection but calls for board to negotiate with BW LPG on $1.1bn takeover offer.

Norwegian investment firm Sissener has joined the debate around BW LPG’s proposed takeover of Dorian LPG, suggesting directors at the New York-listed company should sit down with the suitor and discuss a potential deal.

Andreas Sohmen-Pao’s BW LPG made a play for Dorian in May, but its “unsolicited” advances were knocked back publicly earlier this month.

Today, BW restated its interest in a deal, and called upon Dorian to negotiate, noting support for the deal from shareholders.

Metropolitan Capital Advisors, Oppenheimer + Close and Robotti & Co have previously spoken in favour of combining the two largest VLGC shipowners.

Viktor Sandland, portfolio manager at Sissener, which has a stake in both companies, told TradeWinds: “We think a business combination makes a lot of sense.”

He says Dorian’s decision to turn the offer down on the basis of having a more modern eco fleet and arguing the nav to nav share price could be higher had some merit.

However, he believes Dorian should talk with BW around a possible transaction.

“We think Dorian should negotiate in good faith, not just turn this offer down,” he said, explaining other shareholders also look favourably on a deal.

Sandland says some Dorian investors have raised concerns about the maturity of a bridge loan with DNB.

Sandland said he expected Dorian to address the refinancing and today it announced three agreements worth an aggregate $65.1m had been put in place to repay the loan.

However, the investor suggests a combined company would carry lower risk, have better access to financing and deliver cost synergies.

Hadjipateras hits back

In a statement on Tuesday night, Dorian chief executive John Hadjipateras said "Our board has been and will remain responsive to the views of our shareholders."

He says letters have been received from shareholders representing less than 5% of its stock expressing openness to the combination.

"In contrast, our board, whose members are beneficial owners of more than 25% of our outstanding shares, has unanimously concluded that BW LPG's proposal undervalues Dorian and is not in the best interests of Dorian and its shareholders," he added.

"To cite a few key financial metrics, the proposed transaction would be dilutive to Dorian's shareholders' earnings in 2018, would create a more leveraged enterprise from Dorian's perspective and fails to recognize that Dorian's equity contribution to the combined enterprise would exceed 50% of the total, based on 2018 relative EBITDA and existing debt levels."

He added the board has offered to meet with BW representatives to discuss the acquisition of BW LPG's eco ships without success.

"Our board is always open to opportunities that would enhance value for our shareholders and we are in regular communication with them. BW LPG's wish to have Dorian's shareholders subsidize its fleet renewal is not a reason compelling enough to divert us from our strategy to serve our own shareholders," Hadjipateras concluded.

As TradeWinds reported earlier today, Sohmen-Pao and BW LPG chief executive Martin Ackermann, wrote a second open letter to Dorian, restarting their interest in a transaction.

Time to talk?

Ackermann said: “We urge Dorian's board of directors to respond to its shareholders and engage with us.

“Since announcing the proposal, we have spoken with many BW LPG and Dorian shareholders and are pleased with the positive feedback we have received.”

While Dorian had contended a greater percentage of its VLGCs were eco ships, BW LPG said its owned VLGC fleet was “very modern” at an average of six years old.

BW LPG also claimed to be substantially more cost efficient on opex, finance and general and administrative costs, and a superior return on equity and cash flow generation given its lower debt.

Ackermann has previously told TradeWinds the combined company could be a leader in LPG fueling.

Today’s letter noted BW LPG had 19 vessels that could be upgraded to LPG dual-fuel propulsion, while Dorian has 17.

Media Publication: BW LPG sends open letter to Dorian to revive merger offer

Lloyd’s List

BW LPG sends open letter to Dorian to revive merger offer

26 June 2018

BW LPG says it believes a proposed union with Dorian offers ‘a unique opportunity’ to maximise value for the shareholders of both companies

BW letter says that ‘we have engaged with a significant percentage of Dorian’s shareholder base and their response to the proposed transaction has been overwhelmingly positive’

BW LPG, whose proposed merger with Dorian LPG was rejected earlier this month, has sent an open letter to the New York-listed company saying shareholders from both companies recognise the “compelling benefits” of a combination.

At the end of May, Oslo-listed BW LPG offered 2.05 shares of the company for each Dorian share to acquire Dorian, whose shareholders would have had 45% of the proposed merged entity.

Dorian’s board unanimously declined the proposal, saying it undervalued the company in both absolute and relative terms. Instead, it proposed buying 17 ecoships of BW LPG’s fleet.

But now BW LPG has written to Dorian, saying it was “surprised” by the rejection and claiming that investors from both sides back a deal. It also says that it believes “certain key factors” of the original offer “were not fully appreciated”.

It said it had been in contact “with a significant percentage” of Dorian shareholders and the response has been “overwhelmingly positive”.

“The overall market response has been positive and reflective of the significant benefits of the proposed combination, including the creation of a leading VLGC player, significant synergies, increased market capitalisation, cashflow accretion, liquidity for Dorian shareholders and a stronger credit profile,” BW said in its letter.

BW LPG chief executive Martin Ackermann said he would “urge” Dorian’s board to “engage with us”.

“Since announcing the proposal, we have spoken with many BW LPG and Dorian shareholders and are pleased with the positive feedback we have received,” said Mr. Ackermann.

He added that shareholders from both companies recognise the “compelling benefits” of the proposed combination.

“We were surprised that Dorian’s board of directors rejected our proposal without giving us the opportunity to engage in a discussion,” Mr. Ackermann added.

Media Publication: Dorian rejects BW LPG’s merger proposal, citing undervaluation

Lloyd’s List

Dorian rejects BW LPG’s merger proposal, citing undervaluation

By Max Ting Yao Lin

15 June 2018

The world’s second-biggest VLGC owner says its fleet’s value was not reflected in the BW bid and proposes to buy 17 ecoships from BW instead. The rejection comes as Dorian slips into a first-quarter loss

DORIAN LPG’s board of directors has unanimously declined a merger proposal from BW LPG that could have a rare giant fleet in the fragmented liquefied petroleum shipping industry.

At the end of May, Oslo-listed BW LPG offered 2.05 shares of the company for each Dorian share to acquire Dorian, whose shareholders would have had 45% of the proposed merged entity.

In a company statement, New York-listed Dorian said the proposal undervalued BW LPG in both absolute and relative terms and instead proposed to buy the 17 ecoships on BW LPG’s fleet.

The offer failed to recognise “the value of Dorian's younger, more fuel-efficient ships” and “Dorian’s superior commercial performance”, according to the statement.

While the offer represented a premium to Dorian’s share price then, it was made when Dorian’s price was at its lowest level in 2018, the statement added.

“BW LPG’s indication of interest fails to recognise the value of Dorian’s 19 ecoships, comprising 86% of Dorian’s fleet of 22 ships,” chairman John Hadjipateras said in an open letter to BW Group chairman Andreas Sohmen-Pao.

“By contrast, only about 40% of BW LPG's 51-ship fleet consists of ecohips, and BW LPG's owned and operated fleet is considerably older than Dorian's.”

“Dorian has already invested substantial capital to comply with regulation-driven ship modifications. Our understanding is that the BW LPG fleet will require significant additional capital investment to modernise and comply with regulatory requirements.”

“Dorian shareholders should not be asked to subsidize BW LPG's fleet renewal, upgrade, and regulatory compliance costs.”

Also, Mr. Hadjipateras stressed that Dorian’s fleet achieved better commercial performances while its balance sheet was less leveraged compared to BW LPG.

Based on the merger proposal, BW LPG said it would dual-list shares of the merged entity in New York and Oslo for better liquidity.

But Mr. Hadjipateras said: “We believe the promise of increased liquidity is illusory, as there is limited investor overlap and little reason to believe BW LPG’s existing shareholders would change their currency trading preferences.”

The BW LPG merged entity, if realised, would have had an owned and operated fleet of 73 LPG tankers with capacity of 6m cu m, including 68 very large gas carriers, making it the world’s largest LPG carrier by far with 17-18% of the world’s total shipping capacity based on Lloyd’s List estimates.

Instead, Dorian has proposed its own merger proposal.

“Our board is willing to discuss acquiring or consolidating some or all of your 17 ecoships into our commercial platform. We believe that such a proposal would allow for a more transparent relative valuation and could be concluded relatively expeditiously,” Mr. Hadjipateras said.

“If your board is interested in this type of consolidation, we would be prepared to enter into discussions about its potential merits.”

In an emailed statement to Lloyd’s List, BW LPG chief executive Martin Ackermann said his company continued to believe the merger proposal is “a unique opportunity to maximize value for all shareholders” after receiving positive feedback from “a significant percentage of Dorian’s shareholder base”.

Among the supporters are Oppenheimer + Close and Robotti & C, two long term institutional shareholders in Dorian LPG that have publicly urged the Dorian board to back the merger and ultimately allow a shareholders’ vote on the proposal.

“In the two and a half weeks since disclosing our proposal, Dorian has yet to engage with us regarding this compelling opportunity,” Mr. Ackermann said.

“We urge Dorian to listen to its shareholders and engage with us to reach a mutually beneficial agreement that maximizes value.“

Dorian's rejection came as Dorian slipped into a loss for the first quarter with its vessel utilisation plagued by weak arbitrage economics for US exports.

The world’s second-largest owner of very large gas carrier posted a net loss of $3.5m from January to March, compared with the year-ago profit of $2m.

With total fleet utilisation rate falling to 79.2% from 96.3% in the first quarter of 2017, revenues decreased by 18% to $39m.

New York-listed Dorian’s young fleet recorded average time-charter equivalent earnings of $24,695 per day, similar to the earnings of $24,677 in the same period last year. This was above the market average.

“Despite experiencing lower fleet utilisation due to a weak LPG (liquefied petroleum gas) arbitrage environment in our fourth fiscal quarter, our VLGCs continue to earn a demonstrable premium,” chairman and chief executive John Hadjipateras said in a quarterly report.

“We believe this premium may become more pronounced following the implementation of new regulations to reduce sulphur emissions, and we are taking additional steps to optimise our fleet in advance of these regulations.

High propane price amid a colder-than-usual weather, coupled with several weather-related closures of the Houston Ship Channel, hampered the arbitrage flows from the US in the first quarter.

However, the company said US exports will recover in the second half of 2018 with rising domestic production while Australia will also provide additional supply from the Ichthys and Prelude projects.

In addition, Dorian is working on new financing arrangements to repay all of the outstanding amounts in a $97m bridge loan with DNB Capital in June 2017.

“We continue to strengthen our balance sheet without decreasing our exposure to a potential market recovery. In the near term, we remain cautiously optimistic about the outlook for the LPG tanker sector as industry fundamentals improve,” Mr. Hadjipateras said.

As the new financial agreements, if reached, would affect Dorian’s assessment of its financial position and liquidity, the company has delayed the filing of its annual report that was due on June 14. It will be issued by June 29.

Media Publication: LPG Dorian investor see ‘overdue’ consolidation

Dorian investor sees 'overdue' consolidation

Overbuild in the gas ship industry has given the advantage to charterers, and not to shipowners.

June 14th, 2018 21:10 GMT by Michael Angell

A long-term Dorian LPG investor that helped pave the way for BW LPG's $1.1bn offer says consolidation of the VLGC sector is "long overdue" and the industry's overall health will be the better for it.

Metropolitan Capital Advisors put a shareholder proposal on the ballot of Dorian's last annual meeting that the company end its "poison pill" provision, which aimed to block an unsolicited takeover of the New York-listed VLGC owner.

The proposal was narrowly defeated in a vote last September. But Dorian's management and board, nonetheless, redeemed the poison pill in January.

After the pill had been redeemed, BW Group was able to increase its stake in the company to 14.2%.

Soon after BW LPG unveiled its stock-for-stock offer for Dorian at the end of May, one of Metropolitan's co-founders, Jeffrey Schwarz, sent an email to chairman and chief executive ofﬁcer John Hadjipateras and director Tom Coleman voicing his support for consolidation in the VLGC sector.

"Consolidation of ownership in the VLGC sector is long overdue," Schwarz said.

A Dorian representative declined to comment on the email, citing the company's earnings release scheduled for 15 June.

VLGC overbuild beneﬁted charterers

Schwarz, whose ﬁrm has held Dorian since it went public in 2014, tells TradeWinds that the supply-demand balance in the industry has "accrued to the beneﬁt of charterers," resulting in unsustainably low day rates.

“While the low day rates are obviously not good for ship-owners, in the long run it will not be good for charterers either, as owners will have no incentive to invest in new vessels, resulting in an aging ﬂeet less capable of meeting charterers needs,” Schwarz said.

Some analysts have said Dorian’s younger assets should command a slightly better offer than the 2.05 BW LPG share for each Dorian share originally ﬂoated.

Schwarz did not express an opinion on the speciﬁc ratio for the transaction. But he says "the idea of an exchange ratio based on a similar percentage of each company’s net asset value is the fairest way to go."

Schwarz also points to the difﬁculty in in valuing vessels of different ages in a market where vessels rarely change hands.

"I would love to have a premium, but I can't make the intellectual case for it," Schwarz said. "The synergies that will be realised across both company's businesses once the deal is consummated will accrue to the beneﬁt of both company's shareholders."

“If there is a better deal to be done-that will be great," Schwarz said. "But what is most important is that the board of Dorian not lose this opportunity to facilitate the consolidation of the industry, which is the way value will be maximized for the company’s shareholders.”

Media Publication: BW LPG makes $1.1b all-share bid to acquire Dorian LPG

Lloyd’s List

BW LPG launches all-share bid to acquire Dorian LPG

By Max Ting Yao Lin

29 May 2018

Backed by BW Group, BW LPG has offered 2.05 BW LPG shares for each Dorian share in a deal with $1.1bn enterprise value. The merged entity will control 25% of the world’s VLGCs, according to Lloyd's List estimates

BW LPG has launched an all-share bid to take over New York-listed Dorian LPG in an attempt to create a rare behemoth in the fragmented liquefied petroleum gas shipping industry.

In a company statement, the Oslo-listed tanker owner said it would offer 2.05 BW LPG shares for each Dorian share in the proposed transaction, with a total equity value of $441m on a net-asset-value basis. Total enterprise value is estimated at $1.1bn when net debt is included.

As part of the deal, BW LPG intends to dual-list on the New York Stock Exchange so Dorian shareholders can receive New York-listed shares. Dorian will own 45% of the proposed merged entity.

Based on BW LPG’s closing price and exchange rate on Monday, the offer represents a 13% premium to the closing price of Dorian’s shares last Friday. It also represents a 15% premium to the long-term historical exchange ratio of Dorian and BW LPG shares since Dorian went public in May 2014.

Dorian’s share price rose by over 5% on the news of the merger proposal.

Speaking to Lloyd’s List, BW LPG chief executive Marin Ackermann described the proposal as a “compelling” opportunity to maximise value for Dorian and BW LPG shareholders.

“We think Dorian will be more accepting of our shares [than cash],” Mr. Ackermann said.

In contrast to a cash offer, the all-stock offer would allow Dorian shareholders to maintain exposure to LPG shipping markets and BW LPG to preserve cash, he added.

The merged entity, if realised, will have an owned and operated fleet of 73 LPG tankers with capacity of 6m cu m, including 68 very large gas carriers.

Aside from being the world’s largest LPG tanker owner by far, this entity will control nearly 18% of total LPG shipping capacity and 25% of all VLGCs in operation, based on Lloyd’s List estimates.

“Combining Dorian’s high-quality fleet and operating platform with BW LPG’s vessels and expertise would create a larger combined fleet with better geographical coverage to drive value for our customers,” Mr. Ackermann said.

Asked whether this deal would draw the attention of competition authorities, Mr. Ackermann said: “The market is enormously competitive and the rates are not demonstrating any pricing power of anybody.”

Mutual benefits

According to BW LPG’s calculations, the merger will boost its annual revenue by $168m, annual earnings before interest, tax, depreciation and amortisation by $78m, and available liquidity by $56m.

Dorian shareholders will enjoy “a stronger credit profile that provides the financial flexibility to pursue an enhanced growth trajectory” and “expanded investor attention and enhanced trading liquidity as a result of greater market capitalisation,” BW Group chairman Andreas Sohmen-Pao said in a letter to Dorian chairman John Hadjipateras.

In addition, the merger will free up cash flows of $15m per annum through savings resulting from financial and operational synergies, according to BW LPG.

“We think highly of Dorian’s fleet, management and operating principles. The proposed combination would advance our vision to be a great shipping company, creating long-term value for our customers and shareholders,” Mr. Sohmen-Pao said.

Believer in consolidation

The offer for Dorian has come after BW Group raised its stakeholding in Dorian to 14.2% in January, making it the second largest shareholder.

Having acquired Aurora LPG with a mix of shares and cash in late 2016, BW LPG has long been reckoned to be a leading driver of industry consolidation.

“If it’s a merger of two equally strong companies, we will be stronger together,” Mr. Ackermann said.

The proposal will need to be approved by BW LPG and Dorian shareholders. BW Group, which owns 45% of BW LPG, has backed the deal.

BW LPG has made this offer public due to regulatory requirements arising from BW Group’s stakeholdings. In the letter to Mr. Hadjipateras, Mr. Sohmen-Pao said: “We would have preferred to present this proposal to you and to the Dorian board of directors confidentially.”

Media Publication: BW and Dorian tie-up is litmus test for consolidation

BW and Dorian tie-up is litmus test for consolidation

For the first time in the bulk shipping industry, a proposed merger looks set to command a 25% market share. BW’s offer to acquire Dorian will demonstrate whether a large company can command rate premiums and economies of scale

29 May 2018 ANALYSIS

by Lambros Papaeconomou

BW LPG has offered 2.05 BW LPG shares for each Dorian share in a deal with $1.1bn enterprise value. The merged entity will control 25% of the world’s VLGCs, according to Lloyd’s List estimates

BW LPG has put an all-share merger offer on the table to create a mega owner of very large gas carriers leaving Dorian LPG and its chairman and chief executive John Hadjipateras to decide whether take it or leave it. How will Dorian respond to BW’s overture and what message will it send to its shareholders and the industry at large?

If you are a proponent of consolidation in the shipping industry, the proposed merger between BW LPG and Dorian LPG is the litmus test. While the container industry is highly concentrated, no bulk shipping merger deal has come close to commanding a sizeable market share, in this case 25% of VLGCs.

This is true for all consolidators to date, whether it is Euronav, Star Bulk Carriers or Scorpio Tankers.

If this deal is consummated, it will put all the academic arguments about economies of scale in operating and finance costs to the test.

“The transaction would generate significant free cash flow accretion to Dorian shareholders and substantial financial and operational synergies that are conservatively estimated at $15m of annual run-rate savings” said BW LPG in a written statement.

More importantly, it will test the hypothesis that large fleets can have “purchasing power” in spot freight markets.

“We believe this would be very positive for the VLGC market, as we would be getting one very dominant spot-player versus three today. A major player like this would, in our view, be able to push rates upwards,” said analyst Eiirik Haavaldsen of Pareto Securities.

“That is a level at which the company may be able to exert market power, a rarity in international shipping, where owners are typically price takers,” said analyst Noah Parquette of JP Morgan.

How Dorian handles the offer will also say a lot about its corporate governance. Dorian’s initial response was that its board “will review BW’s proposal in consultation with its financial and legal advisors”.

The board has the authority and fiduciary duty to determine what is best for its shareholders.

It consists of seven members, five of whom are independent. Two of those independent directors have skin in the game.

Thomas Coleman is the co-founder and co-president of Kensico Capital Management, which owns 14.5% of Dorian. And Oivind Lorentzen is the vice-chairman of Seacor Holdings that has a 9.3% stake.

Their stance could sway the board’s decision either way. One aspect of the offer, however, could make it hard to refuse. Dorian’s shareholders are not asked to sell their shares. They are merely asked to exchange them for shares of a larger entity that operates in the same segment.

“The Dorian shareholder base is fairly consolidated, and a few acceptances here could leave BW with potentially a large stake in one of its major competitors,” said Mr. Haavaldsen.

BW offered a 13% premium to Dorian shareholders, valuing the shares at $7.86. On Tuesday, after the offer was made public, they closed at $7.32, up 5.2% for the day.

With the official kick-off of Posidonia a few days away, the fate of BW’s offer and the broader consolidation debate will surely dominate the chatter in cocktail parties.

Cautionary Statement Regarding Forward-Looking Statements

These communications include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements relating to the solicitation of proxies of Dorian’s shareholders in connection with the nomination of Baudoin Lorans, Ouma Sananikone and Jeffrey Schwarz and regarding BW LPG’s proposed business combination transaction with Dorian (including the benefits, results, effects and timing of a transaction), all statements regarding BW LPG’s (and BW LPG’s and Dorian’s combined) expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions.

Statements in these communications concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth of BW LPG (and the combined businesses of BW LPG and Dorian), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of BW LPG based upon currently available information. Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from BW LPG’s expectations as a result of a variety of factors, including, without limitation, those discussed below. The forward–looking statements in these communications are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in BW LPG’s records and other data available from unrelated parties.

Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which BW LPG is unable to predict or control, that may cause BW LPG’s actual results, performance or plans with respect to Dorian to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in BW LPG’s filings with the Oslo Bors contained on BW LPG’s website.

Risks and uncertainties related to the proposed transaction with Dorian include, but are not limited to, uncertainty as to whether BW LPG will further pursue, enter into or consummate the transaction on the terms set forth in the proposal or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, adverse effects on BW LPG’s stock price resulting from the announcement or consummation of the transaction or any failure to complete the transaction, competitive responses to the announcement or consummation of the transaction, the risk that regulatory or other approvals required for the consummation of the transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Dorian’s businesses and operations with BW LPG's businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, liabilities, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions.

Many of these factors are beyond BW LPG’s control. BW LPG cautions investors that any forward-looking statements made by BW LPG are not guarantees of future performance. BW LPG disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

These communications are provided for informational purposes only and do not constitute an offer to purchase or sell or the solicitation of an offer to purchase or sell any securities. In connection with the solicitation of proxies for Dorian’s 2018 Annual Meeting of Shareholders (including any adjournment or postponement thereof and any meeting of Dorian’s shareholders that may be called in lieu thereof, the “Annual Meeting”), BW LPG has filed a preliminary proxy statement on Schedule 14A (the “BW LPG Preliminary Proxy Statement”) and accompanying WHITE proxy card with the Securities and Exchange Commission (the “SEC”). Subject to future developments, BW LPG intends to file a definitive proxy statement on Schedule 14A (the “BW LPG Definitive Proxy Statement”) and may file a registration statement and/or exchange offer documents with the SEC in connection with a possible business combination transaction with Dorian. Investors and security holders of BW LPG and Dorian are urged to read the BW LPG Preliminary Proxy Statement, the BW LPG Definitive Proxy Statement and any registration statement(s), exchange offer document(s), and other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the Annual Meeting and/or any proposed transaction. When completed, the BW LPG Definitive Proxy Statement and accompanying WHITE proxy card will be mailed to shareholders of Dorian. Investors and security holders are able to obtain copies of the BW LPG Preliminary Proxy Statement and will be able to obtain copies of the BW LPG Definitive Proxy Statement (if and when available), without charge, at the SEC’s website, http://www.sec.gov.

Participants in Solicitation

BW Group Limited, BW Euroholdings Limited, BW LPG and certain of their respective directors and executive officers and the individuals nominated by BW LPG for election to Dorian’s Board of Directors may be deemed to be participants in any solicitation of proxies from Dorian’s shareholders in connection with the Annual Meeting and/or the proposed transaction, as applicable, under the rules of the SEC. Information about the participants, including a description of their direct and indirect interests, by security holdings or otherwise, are available in the BW LPG Preliminary Proxy Statement. You can obtain free copies of the BW LPG Preliminary Proxy Statement from BW LPG’s investor relations department or MacKenzie Partners, Inc., BW LPG’s proxy solicitor.